Associated Materials Group, Inc.

3773 State Road

Cuyahoga Falls, Ohio 44223

April 15, 2014

VIA EDGAR

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Re:	Associated Materials Group, Inc.
Registration Statement on Form S-1
File No. 333-189958

Ladies and Gentlemen:

Associated Materials Group, Inc., a Delaware corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby requests to withdraw from registration the Registration Statement on Form S-1 (File No. 333-189958), including all exhibits thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 15, 2013 and amended on August 22, 2013, September 18, 2013 and November 15, 2013, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement is being withdrawn because a determination has been made not to proceed with the initial public offering of the Company’s common stock contemplated in the Registration Statement at this time. The Registration Statement was not declared effective by the Commission, and no securities of the Company were offered or sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal of the Registration Statement to William B. Brentani of Simpson Thacher & Bartlett LLP, the Company’s counsel, by fax at (650) 251-5002 or email at wbrentani@stblaw.com. If you have any questions regarding this request for withdrawal, please contact Mr. Brentani at (650) 251-5110.

[Signature Page Follows]

Very truly yours, ASSOCIATED MATERIALS GROUP, INC.

By:	/s/ Paul Morrisroe
Name:	Paul Morrisroe
Title:	Senior Vice President and Chief Financial Officer

[Signature Page to Registration Withdrawal Request Letter]